TERNIUM S.A.

Registered office: 29 Avenue de la Porte-Neuve, 3rd floor L-2227 Luxembourg R.C.S. Luxembourg B 98 668 www.ternium.com

November 14, 2011

Mr. Terence O’Brien,

Division of Corporation Finance,

Securities and Exchange Commission,

100 F. Street, N.E.,

Washington, D.C. 20549.

Re:	Ternium S.A.

Form 20-F for the Fiscal Year Ended December 31, 2010

Filed June 30, 2011

File No. 1-37234

Dear Mr. O’ Brien:

Set out below are the responses of Ternium S.A. (“Ternium” or the “Company”), to the comments of the Staff of the United States Securities and Exchange Commission (the “Staff”) set forth in its letter dated October 28, 2011, to Mr. Pablo Brizzio, the Company’s Chief Financial Officer, and received by the Company on October 31, 2011.

The responses below are keyed to the headings indicated in the Staff’s comments and are designated with the letter “R” below the comment number. The comments themselves are set forth in boldface type. Unless otherwise indicated, all references are to the Company’s annual report on Form 20-F for the fiscal year ended December 31, 2010.

1.	We note your response to our previous comment number 9 in our letter dated September 29, 2011. We believe disclosing the expected mining life for each of your mines would provide useful information to investors. Please provide the requested information in future filings.

R:	The Company acknowledges the Staff’s comment and advises the Staff that in future filings it will provide the requested information for each mining operation.

2.	Additionally, please disclose the utilization for each of your iron ore mining facilities as required by Item 4.D of Form 20-F.

R:	The Company acknowledges the Staff’s comment and advises the Staff that in future filings it will disclose the requested information for each mining operation.

* * * * *

The Company acknowledges that it is responsible for the adequacy and accuracy of the disclosure in its filings. In addition, the Company acknowledges that the Staff’s comments or changes to the Company’s disclosure in response to the Staff’s comments do not foreclose the Commission from taking any action with respect to the Company’s filings and that the Company may not assert the Staff’s comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions relating to this letter, please feel free to call Robert S. Risoleo of Sullivan & Cromwell LLP at (202) 956-7510. He may also be reached by facsimile at (202) 956-6974 and by e-mail at risoleor@sullcrom.com.

Very truly yours,

/s/ PABLO BRIZZIO
Pablo Brizzio
Chief Financial Officer

cc:	Kevin Stertzel John Coleman Hagen Ganem
(Securities and Exchange Commission)

Daniel López Lado
(PricewaterhouseCoopers)

Cristian J. P. Mitrani Diego E. Parise
(Mitrani, Caballero, Rosso Alba, Francia, Ojam & Ruiz Moreno)

Robert S. Risoleo
(Sullivan & Cromwell LLP)